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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 1999.

                            DENISON INTERNATIONAL plc
                            -------------------------
                 (Translation of registrant's name into English)

                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)










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                  DENISON INTERNATIONAL PLC REPORTS RESULTS FOR
                  ---------------------------------------------
                 FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 1998
                 -----------------------------------------------

MARYSVILLE, Ohio, February 9 - Denison International plc (NASDAQ: DENHY) announced today its financial results for the fourth quarter and year ended December 31, 1998.

For the current three months ended December 31, 1998, the Company's net sales increased 3.7% to $38.5 million, from $37.1 million in the fourth quarter of 1997. Restated, net sales (at 1997 fourth quarter exchange rates) for the current third quarter were $37.8 million, a 1.9% increase over the comparable 1997 period. The increase in net sales is attributed to the contribution from the Lokomec Acquisition of $2.3 million, completed late in 1998, partially offset by a general slowdown in the hydraulics industry and the impact of the current economic conditions in the Asian market, and, in turn, slower sales to North American customers who have substantial exports to the Asian markets. The lower sales in the Asian and North American markets were partially offset by strong sales in the European markets.

Net Income was $3.4 million, or $.30 per diluted share, for the fourth quarter of 1998, compared to net income of $5.8 million and diluted earnings per share of $.52 for the comparable period in 1997. The fourth quarter of 1997 included a credit for deferred taxes recognized, and, after adjusting fourth quarter 1997 results for this non-recurring item, fourth quarter 1998 net income of $3.4 million represents a $0.5 million or 12.8% decrease versus 1997. Fourth quarter 1998 profits from continuing operations were effected by the cost impacts of lower manufacturing production levels, partially resulting from lower sales volume and partially due to Company efforts to reduce inventory levels, combined with the effects of some price reductions in the Asian market to regain volume levels. Net income was also impacted by a higher effective tax rate for the fourth quarter 1998 of 24.2% versus negative tax expense for fourth quarter 1997, resulting from the capitalization of Net operating loss carry forwards in the Company's U.S. subsidiary, unavailable for 1998.

Operating income in the fourth quarter 1998 decreased by 10.2% versus 1997 reflecting the excess manufacturing costs and price impacts discussed above. Operating margin of 11.4% for the fourth quarter 1998 was unfavorable to the same period 1997 margin of 13.2%.

For the quarter ended December 31, 1998, gross profit decreased by 1.5% to $13.5 million, from $13.7 million in the same period 1997. Gross margin for the fourth quarter 1998 of 34.9% was unfavorable to the gross margin of 36.8% for the same period 1997, reflecting the manufacturing, price and continuing operations volume issues discussed above.

1998 net sales of $145.3 million declined by $3.1 million or 2.1% versus 1997. After adjusting for the impact of the Lokomec acquisition, 1998 net sales were $5.4 million, or 3.6% lower than 1997. Restated, net sales (at year-to-date 1997 exchange rates) for 1998 were $148.2 million, $0.2 million lower than in 1997.

1998 net income decreased by $3.5 million, or 17.7% to $16.3 million, or $1.47 per diluted share, versus 1997 net income of $19.8 million, or $1.82 per diluted share. After adjusting 1997 results for the non-recurring gain on sale of



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property of $2.1 million, 1998 net income of $16.3 million was $1.4 million or
7.9% unfavorable to 1997. Lower volume, and its impact on manufacturing costs primarily at the Company's Marysville, Ohio facility were the primary factors in the lower income reported. The decrease in net income was also impacted by a higher effective tax rate for 1998 of 26.8% versus 14.5% for 1997, reflecting the utilization of the deferred tax credit previously discussed.

Operating earnings for 1998 were $21.3 million representing a $ .5 million or 2.4% increase versus 1997 resulting from reductions in Selling, General and Administrative expenses of $.6 million versus 1997. Operating margin of 14.7% for 1998 was .7 points higher than the comparable period last year. Reflecting the lower sales revenues realized, gross profit in 1998 decreased by less than $0.1 million to $54.3 million versus $54.4 million for 1997. However, 1998 gross margin of 37.4% was .8 points higher than 1997's gross margin of 36.6%.

Commenting on the results, David Weir, President and CEO, stated, "The acquisition of Lokomec pushed 4th quarter revenues 3.7% ahead of prior year as compared to an industry which is generally down. The addition of Lokomec will strengthen Denison's system capabilities and help to offset the general weakness in the marketplace.

For the year as a whole, sales were down 2.1% versus prior year; but with the implementation of strict cost management we were successful in increasing gross margins by 0.8 points and increased normalized EPS (earnings per share adjusted for the 1997 gain in property disposal and a 30% effective tax rate) from $1.35 in 1997 to $1.40 in 1998. At the end of 1998 our balance sheet and cash position remained strong."

Denison International plc designs, manufactures, distributes and services highly engineered fluid power systems and components. Denison distributes its products and services globally to a diverse group of original equipment manufacturers and end users in a broad array of industrial applications, including machine tools and material handling equipment, mobile construction, agricultural and utility equipment, and marine applications, including military equipment.

Certain matters discussed in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Shareholder, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

                                (Tables Follows)



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                           DENISON INTERNATIONAL, plc
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)

                              Three Months Ended              Year Ended
                                   December 31,               December 31,
USD - (000's)                  1998        1997            1998        1997
                           ------------ ------------- ------------- ---------
Net Sales                   $ 38,523     $37,144        $145,253    $148,388
Cost of Sales                 25,049      23,465          90,917      94,008
   Gross Profit               13,474      13,679          54,336      54,380
              %                35.0%       36.8%           37.4%       36.6%

SG&A                           9,067       8,772          33,028      33,618
   Operating Income            4,407       4,907          21,308      20,762
              %                11.4%       13.2%           14.7%       14.0%

Other Income                       0           0               0       2,175
Net Interest Income               38          88             938         218
   Income Before Taxes         4,445       4,995          22,246      23,155
Tax Provision                  1,074       (792)           5,956       3,367
   Net Income                 $3,371      $5,787         $16,290     $19,788

Basic earnings per share       $0.30       $0.52           $1.47       $1.84

Diluted earnings per share     $0.30       $0.52           $1.46       $1.82











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                           DENISON INTERNATIONAL, plc
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                                        December 31
                                           -------------------------------------
                                                1998                 1997
                                           -----------------  ------------------
USD - (000's)
Current Assets:
   Cash & Cash Equivalents                  $35,799                $30,337
   Accounts receivable, net                  29,716                 29,212
   Inventories                               38,236                 28,182
   Other current assets                       4,513                  3,327
     Total current assets                   108,264                 91,058
Property, plant and Equipment, net           24,726                 14,948
Other assets                                 10,467                  1,487
     Total assets                          $143,457               $107,493

Current liabilities:
   Notes payable to bank                    $12,532                 $1,472
   Accounts payable and other accrued
     liabilities                             29,300                 25,752
     Total current liabilities               41,832                 27,224
Noncurrent liabilities                       23,098                 20,717

Shareholders equity:
   Retained earnings                         74,694                 58,115
   Other shareholders equity                  3,833                  1,437
     Total shareholders equity               78,527                 59,552
     Total liabilities and
      shareholders equity                  $143,457               $107,493


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             DENISON INTERNATIONAL plc

                                             By:      /s/  Bruce A. Smith
                                                      --------------------
                                                      Bruce A. Smith
                                                      Chief Financial Officer

Date:  February 12, 1999
















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